  Exhibit 99.1

High Tide to Open New Canna Cabana Location in Hamilton, Ontario

CALGARY, AB, Oct. 23, 2025 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, announced today that its Canna Cabana retail cannabis store located at 518 Centennial Pkwy North in Hamilton, Ontario, will begin selling recreational cannabis products and consumption accessories for adult use on October 27, 2025. This opening brings High Tide's total store count to 211 Canna Cabana locations across Canada and 89 in the province of Ontario.

"Canna Cabana has built deep roots in Hamilton, one of our top-performing markets nationwide. The city has embraced our value-driven retail model and continues to show incredible loyalty to the Cabana Club," said Raj Grover, Founder and Chief Executive Officer of High Tide.

"This new location reinforces our commitment to serving this community and further strengthens our presence in one of Ontario's fastest-growing retail corridors. As we continue to expand across the province, Hamilton remains a standout market that consistently delivers exceptional results," added Mr. Grover.

The Company's new Canna Cabana location is situated in a high-traffic commercial center in the Stoney Creek and Hamilton area, directly across from major retail and transit destinations and adjacent to a popular hotel. Located just off the QEW—one of Ontario's busiest highways—this location offers excellent visibility and accessibility. With a resident population of approximately 47,000 within a three-kilometer radius and strong consumer traffic drawn to the area, the store is well-positioned to attract significant local and commuter demand.

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant. Its wholly owned subsidiary, Canna Cabana, is the second-largest cannabis retail brand globally. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Retail: Canna Cabana™ is the largest cannabis retail chain in Canada, with 211 current locations across British Columbia, Alberta, Saskatchewan, Manitoba, and Ontario, holding a growing 12% share of the market. In 2021, Canna Cabana became the first cannabis discount club retailer in the world. The Company also owns and operates multiple global e-commerce platforms offering accessories and hemp-derived CBD products.

Medical Cannabis Distribution: Remexian Pharma GmbH is a leading German pharmaceutical company built for the purpose of importation and wholesale of medical cannabis products at affordable prices. Among all German medical cannabis procurers, Remexian has one of the most diverse reaches across the globe and is licensed to import from 19 countries including Canada.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies by the Globe and Mail's Report on Business in 2024 for the fourth consecutive year and was recognized as a top 50 company by the TSX Venture Exchange in 2022, 2024 and 2025. High Tide was also ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CONTACT INFORMATION

Media Inquiries
Carter Brownlee
Communications and Public Affairs Advisor
High Tide Inc.
cbrownlee@hightideinc.com
403-770-3080

Investor Inquiries
Vahan Ajamian
Capital Markets Advisor
High Tide Inc.
vahan@hightideinc.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements within the meaning of applicable securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding: the timing of our new locations beginning to sell recreational cannabis products and consumption accessories for adult use, the expected benefits of the store locations, and the level of competition in the area. Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

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SOURCE High Tide Inc.

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%CIK: 0001847409

CO: High Tide Inc.

CNW 08:00e 23-OCT-25